January 26, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director
Brian Cascio, Accounting Branch Chief
Leigh-Ann Schultz, Staff Accountant
Ruairi Regan, Staff Attorney
Daniel Morris, Special Counsel

RE:	BCD Semiconductor Manufacturing Limited

Registration Statement on Form F-1

Filed on January 10, 2011

File No. 333-171539

Ladies and Gentlemen:

On behalf of BCD Semiconductor Manufacturing Limited (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 24-25, 2011, relating to the Company’s Registration Statement on Form F-1 (File No. 333-171539) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement.

In response to the Staff’s comment regarding whether Core Asia Capital Limited should be deemed an underwriter, we provide the following analysis:

The Company respectfully advises the Staff that it does not believe that Core Asia Capital Limited (“Core Asia”) is an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Core Asia did not acquire its shares in the Company (the “Shares”) with a view towards distribution or for the purpose of acting as a conduit between the Company and the market. Core Asia acquired the Shares more than five years ago in March 2005 and has not made any distributions except for transferring a portion of its shares in the Company to Profuse Properties Limited in 2009 (“Profuse

Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

Properties”) and Winner Pride Limited in 2009 (“Winner Pride”), both of which are affiliated with Chen-Hua Chang, the sole shareholder of Core Asia. The transfers from Core Asia to Profuse Properties and Winner Pride were made for financial and tax planning purposes. Moreover, Core Asia does not have the same role in this offering as the true “underwriters” of this offering who actively participate in the distribution of the Company’s American Depositary Shares (“ADSs”). Characterizing Core Asia as an “underwriter” is inconsistent with Section 11 of the Securities Act.

The Company believes the conclusion that Core Asia is not an underwriter is consistent with statutory and regulatory guidance with respect to the definition of “underwriter” under the Securities Act and consistent with the Commission’s published guidance on this question, including Section 214.02 (Form S-3 – General) of the Commission’s Compliance and Disclosure Interpretations of the Securities Act Forms, which clarifies that when determining underwriter status, consideration should be given to (1) how long the selling shareholders have held the shares, (2) the circumstances under which they received them, (3) their relationship to the issuer, (4) the amount of shares involved, (5) whether the sellers are in the business of underwriting securities, and finally, (6) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. A detailed analysis of each of the preceding six points follows:

How Long Core Asia has Held its Shares

Core Asia has held the Shares continuously for over five years and has not made any distributions except for financial and tax planning transfers of the Company’s shares held by it to Profuse Properties and Winner Pride, both of which are affiliated with Chen-Hua Chang, the sole shareholder of Core Asia. The Company respectfully advises the Staff that the length of time that Core Asia has held its Shares has provided a sufficient amount of time for the Shares to come to rest.

Circumstances under which Core Asia Received the Shares

In 2005, Core Asia received the Shares, which were originally purchased in 2002 in the Company’s Series A private placement, from Chen-Hua Chang, who originally held the Shares as an individual, and through other estate planning transfers. However, for financial and tax planning reasons, Ms. Chang transferred the Shares to Core Asia while still maintaining voting and investment control over the Shares as the sole shareholder and beneficial owner of Core Asia. The Company respectfully advises the Staff that Core Asia acquired the Shares for the purpose of financial and tax planning for Ms. Chang and not with a view towards distribution.

Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

Core Asia’s Relationship with the Company

Core Asia beneficially owns approximately 8.7% and 4.4% of the Company’s outstanding shares prior to this offering and after this offering (assuming exercise of the overallotment option by the underwriters of this offering), respectively, and owns approximately 24.3% and 15.6% of the Company’s outstanding shares collectively with Profuse Properties and Winner Pride prior this offering and after this offering (assuming exercise of the overallotment option by the underwriters of this offering), respectively. However, Core Asia does not, individually, and Core Asia, Profuse Properties and Winner Pride do not, collectively, currently have a representative on the Company’s board of directors, have a representative on the Company’s management team or have any other indicia of control other than their share holdings. Furthermore, Core Asia would not be deemed to control the Company because corporate actions and decisions that affect all shareholders of the Company generally require at least the approval of a majority of the Company’s shareholders under Cayman Islands law. For these reasons, the Company respectfully advises the Staff that Core Asia is not an affiliate of the Company. Furthermore, even if the Staff were to determine that Core Asia is an affiliate of the Company, the Company does not believe that this fact alone should result in a conclusion that Core Asia is an underwriter in this offering, particularly in light of other factors highlighted above and below.

The Amount of Shares Sold in this Offering by Core Asia

Core Asia is proposing to sell 2,106,336 ordinary shares of the Company underlying ADSs in this offering. These ordinary shares represent approximately 30.1% of the Shares held by Core Asia or approximately 10.8% of the shares held collectively by Core Asia, Profuse Properties and Winner Pride prior to this offering. Unlike the actions normally associated with the underwriters of a public offering, Core Asia, Profuse Properties and Winner Pride will continue to hold a significant portion of their pre-offering interests in the Company after the consummation of this offering, which remaining interests will be subject to restrictions on transfer for at least 180 days following this offering pursuant to a lock-up agreement it has entered into with the underwriters of this offering. Further, any additional resale of the shares held by Core Asia, Profuse Properties and Winner Pride will need to be made in compliance with Rule 144 or pursuant to a subsequent registration statement.

Core Asia’s and its affiliated entities Primary Business

Core Asia, Profuse Properties and Winner Pride and Ms. Chang are not in the business of underwriting securities and are not broker/dealers. Core Asia is an investment fund created for the benefit of Ms. Chang for financial planning and tax purposes that, as of the date of this letter, holds only shares of the Company. This offering represents the first time that Core Asia has sold

Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

its shares of the Company for consideration. Neither, Profuse Properties nor Winner Pride has sold its shares of the Company for consideration. Core Asia assumed the economic risks associated with its investment more than five years ago without regard to whether it would be able to ultimately distribute the Shares to third party investors through this offering. At the time Core Asia made its investment decisions (and subsequently Profuse Properties and Winner Pride made their investment decisions), there was no way to ensure that any such offering would occur. Furthermore, the Company has engaged a syndicate of major investment banks led by Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the underwriters, to act as underwriters for this offering. For these reasons, the Company respectfully advises the Staff that Core Asia’s primary business, Profuse Properties’ primary business and Winner Pride’s primary business are not underwriting securities.

Not Acting as Conduit for the Company

Core Asia, Profuse Properties and Winner Pride and the underwriters play very distinct roles in this offering. Core Asia is entering into a contract with the underwriters pursuant to which Core Asia will sell its shares to the underwriters; Core Asia will pay the underwriters a 7% discount and commission in recognition of the underwriters’ roll in the offering. As a separate step in the process, the underwriters will then distribute such shares to public investors, without the involvement of Core Asia, Profuse Properties and Winner Pride. The underwriters are acting as the conduit for the Company to the marketplace, not Core Asia, Profuse Properties or Winner Pride. Given Core Asia’s, Profuse Properties’ and Winner Pride’s primary business of investment for Ms. Chang instead of distribution and their long-term investment in the Company, Core Asia, Profuse Properties and Winner Pride are not conduits for the Company in distributing its securities to the public; and therefore, should not be considered underwriters for purposes of the Securities Act.

Conclusion

As a result of the analysis set forth above, the Company respectfully advises the Staff that it does not believe that Core Asia is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

*     *     *     *

Securities and Exchange Commission

Re:   BCD Semiconductor Manufacturing Limited

January 26, 2011

You may reach me by telephone at my office in Palo Alto, California at (650) 565-3887. In my absence, please contact Richard Kline at (650) 565-3539. We can both be reached by fax at (650) 493-6811.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Carmen Chang

Enclosures

cc:	Chieh Chang, President and Chief Executive Officer

Jean-Claude Zhang, Chief Financial Officer

Jamie Huang, General Counsel

BCD Semiconductor Manufacturing Limited

Jorge del Calvo

James Masetti

Pillsbury Winthrop Shaw Pittman LLP

Anna Wang

Sean Bronson

Deloitte & Touche

Richard A. Kline

Wilson Sonsini Goodrich & Rosati, P.C.